Exhibit 99.3

ADC Therapeutics Reports First Quarter 2022 Financial Results
and Provides Business Updates

Co-Founder Chris Martin transitions CEO role to industry veteran Ameet Mallik

ZYNLONTA® (loncastuximab tesirine-lpyl) net sales of $16.5 million in the first quarter of 2022

Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, May 9, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today reported financial results for the first quarter ended March 31, 2022 and provided business updates.

“ZYNLONTA continues to extend its reach in the DLBCL market with its differentiated product profile and broad applicability across the 3L+ patient population. We are pleased by the team’s progress since launch in bringing ZYNLONTA to patients. Sales in the first quarter were unfavorably impacted by the customer inventory build at the end of last year and fewer new patient starts in the DLBCL market in the first quarter, which was exacerbated by the Omicron surge,” said Chris Martin, DPhil, former Chief Executive Officer of ADC Therapeutics. “We have a strong clinical development program to potentially expand ZYNLONTA’s use into earlier lines of therapy, and we are also excited about our promising portfolio of solid tumor programs. We look forward to providing updates as they become available.”

Recent Highlights and Developments

Corporate Update
•Today, Chris Martin has transitioned the role of Chief Executive Officer to Ameet Mallik. Dr. Martin will serve as a non-executive member of the Board of Directors and Chair of the Science and Technology Committee. He will also serve as an advisor to the Company for the next three months to ensure a smooth transition.

Hematology Franchise

ZYNLONTA (loncastuximab tesirine-lpyl)
•ZYNLONTA generated net sales of $16.5 million in the first quarter of 2022, reflecting a modest fourth quarter customer inventory build and fewer new patient starts in the diffuse large B-cell lymphoma (DLBCL) market in 1Q 2022, which was exacerbated by the Omicron surge.
•ZYNLONTA awareness and familiarity continues to increase and ZYNLONTA share of voice is performing well in the relapsed/refractory DLBCL market. Market share in the 3L+ setting is also increasing.
•In terms of account penetration, 96% of priority accounts have ordered ZYNLONTA since launch and 94% of National Comprehensive Cancer Network centers have ordered ZYNLONTA since launch.
•The permanent J-code for ZYNLONTA (J9359) was issued by the U.S. Centers for Medicare & Medicaid Services and took effect April 1, 2022.
•The Phase 3 LOTIS-5 trial in combination with rituximab in second-line transplant-ineligible DLBCL patients continues to enroll the randomized portion of the trial.
•The Overland ADCT BioPharma joint venture continues to make progress in China and enrollment continues in the local pivotal Phase 2 trial of ZYNLONTA in relapsed or refractory (r/r) DLBCL.
•The Company is actively engaged with its partner Mitsubishi Tanabe Pharma Corporation (MTPC) in Japan to develop ZYNLONTA in DLBCL.

Cami (camidanlumab tesirine) in Hodgkin lymphoma (HL)
•The 12-month patient follow-up in this pivotal Phase 2 trial has been completed. The Company has submitted the data to an upcoming oncology conference.

Solid Tumor Franchise

Cami (targeting CD25)
•The Company is concurrently advancing the dose escalation and a dose expansion cohort of the Phase 1b trial of Cami in combination with pembrolizumab. The Company has initiated a limited expansion at 60 µg/kg based on investigator observation of stable disease or tumor response, and the dose escalation continues at 100 µg/kg.

Upcoming Expected Milestones

Hematology Franchise

ZYNLONTA
•Continue to enroll the randomized portion of the LOTIS-5 confirmatory trial in combination with rituximab in second-line transplant-ineligible DLBCL patients
•Initiate the LOTIS-7 trial in multiple combinations in non-Hodgkin lymphoma in 1H 2022
•Initiate the LOTIS-9 trial in combination with rituximab in first-line unfit/frail DLBCL patients in 2H 2022

Cami
•Report topline results for the pivotal Phase 2 trial in HL in 1H 2022
•Meet with FDA for pre-BLA meeting in 2H 2022

ADCT-602 (targeting CD22)
•Continue to enroll the Phase 1 trial in acute lymphoblastic leukemia (ALL)

Solid Tumor Franchise

Cami (targeting CD25)
•Continue to advance the Phase 1b solid tumor trial of Cami in combination with pembrolizumab, with safety and efficacy data anticipated in 2023

ADCT-901 (targeting KAAG1)
•Continue to enroll the Phase 1 trial in multiple solid tumors, with safety and efficacy data anticipated in 2023

ADCT-601 (targeting AXL)
•Initiate the Phase 1b combination trial in multiple solid tumors in 1H 2022

ADCT-701 (targeting DLK1)
•Continue to work with the National Cancer Institute to complete preclinical studies to support an IND filing

ADCT-212 (targeting PSMA)
•Continue completion of preclinical studies to support an IND filing

First Quarter Financial Results

Product Revenue

Product revenue (net) was $16.5 million for the quarter, compared to zero for the same quarter in 2021. Net revenues are for U.S. sales of ZYNLONTA, which received accelerated approval from the FDA on April 23, 2021.

Cash and Cash Equivalents

Cash and cash equivalents were $430.9 million as of March 31, 2022, compared to $466.5 million as of December 31, 2021.

Research and Development (R&D) Expenses

R&D expenses were $49.0 million for the quarter ended March 31, 2022, compared to $39.2 million for the same quarter in 2021. R&D expense increased for the quarter ended March 31, 2022, as compared to the same quarter in 2021 as a result of increased investment in programs to evaluate ZYNLONTA in earlier lines of therapy and our broad portfolio.

Selling and Marketing (S&M) Expenses

S&M expenses were $18.4 million for the first quarter ended March 31, 2022, as compared to $13.9 million for the same quarter in 2021. The increase in S&M expenses are related to the ongoing launch of ZYNLONTA.

G&A Expenses

G&A expenses were $19.0 million for the quarter ended March 31, 2022, compared to $17.6 million for the same quarter in 2021. G&A expenses increased primarily due to professional fees associated with the MTPC license agreement in Japan.

Net Loss and Adjusted Net Loss

Net loss was $16.7 million, or a net loss of $0.22 per basic and diluted share, for the quarter ended March 31, 2022. This compares to a net loss of $51.5 million, or a net loss of $0.67 per basic and diluted share, for the same quarter in 2021.

Adjusted net loss was $27.7 million, or an adjusted net loss of $0.36 per basic and diluted share, for the quarter ended March 31, 2022. This compares to $56.8 million, or an adjusted net loss of $0.74 per basic and diluted share, for the same quarter in 2021.

The decrease in net loss and adjusted net loss for the quarter ended March 31, 2022, as compared to the same period in 2021, was primarily due to license revenue of $30 million arising from the MTPC agreement, partially offset by the increase in R&D and S&M expenses. In addition, net loss decreased for the first quarter of 2022 as a result of income arising from a cumulative catch-up adjustment associated with the valuation of the deferred obligation with Healthcare Royalty Partners, partially offset by higher interest expense associated with the Deerfield credit facility and deferred obligation, both of which are excluded from adjusted net loss.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss first quarter 2022 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the live call, please dial 833-303-1198 (domestic) or +1 914-987-7415 (international) and provide conference ID 6928367. A live webcast of the presentation will be available under “Events & Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted net loss

•Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.
The following items are excluded from adjusted net loss and adjusted net loss per share:
Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.
Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives and the effective interest expense associated with the Facility Agreement with Deerfield, and the effective interest expense and a cumulative catch-up adjustment associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners.
See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three- month periods ended March 31, 2022 and 2021.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for share and per share data)

	For the Three Months Ended March 31,
	2022	2021
Product revenues, net	16,498	—
License revenue	30,000	—
Total revenue	46,498	—

Operating expense
Cost of product sales	(529)	—
Research and development expenses	(48,952)	(39,172)
Selling and marketing expenses	(18,370)	(13,911)
General and administrative expenses	(19,011)	(17,582)
Total operating expense	(86,862)	(70,665)
Loss from operations	(40,364)	(70,665)

Other income (expense)
Financial income	18,308	15
Financial expense	(9,217)	(2,000)
Non-operating income	13,442	21,230
Total other income	22,533	19,245
Loss before taxes	(17,831)	(51,420)
Income tax benefit (expense)	1,170	(107)
Net loss	(16,661)	(51,527)

Net loss attributable to:
Owners of the parent	(16,661)	(51,527)

Net loss per share, basic and diluted	(0.22)	(0.67)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	430,874	466,544
Accounts receivable, net	26,752	30,218
Inventory	11,838	11,122
Other current assets	18,246	17,298
Total current assets	487,710	525,182
Non-current assets
Property, plant and equipment	3,938	4,066
Right-of-use assets	6,726	7,164
Intangible assets	13,851	13,582
Interest in joint venture	38,734	41,236
Deferred tax asset	29,905	26,049
Other long-term assets	1,022	693
Total non-current assets	94,176	92,790

Total assets	581,886	617,972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	16,453	12,080
Other current liabilities	40,411	50,497
Lease liabilities, short-term	981	1,029
Current income tax payable	6,380	3,754
Convertible loans, short-term	6,549	6,575
Total current liabilities	70,774	73,935
Non-current liabilities
Convertible loans, long-term	88,415	87,153
Convertible loans, derivatives	22,092	37,947
Deferred royalty obligation, long-term	204,104	218,664
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	6,614	6,994
Defined benefit pension liabilities	3,681	3,652
Total non-current liabilities	348,445	377,949

Total liabilities	419,219	451,884

Equity attributable to owners of the parent
Share capital	6,445	6,445
Share premium	981,818	981,827
Treasury shares	(119)	(128)
Other reserves	116,044	102,646
Cumulative translation adjustments	25	183
Accumulated losses	(941,546)	(924,885)
Total equity attributable to owners of the parent	162,667	166,088

Total liabilities and equity	581,886	617,972

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended March 31,
in KUSD (except for share and per share data)	2022	2021
Net loss	(16,661)	(51,527)
Adjustments:
Share-based compensation expense (i)	13,910	13,951
Convertible loans, derivatives, change in fair value income (ii)	(15,855)	(21,169)
Effective interest expense on convertible loans (iii)	3,022	1,982
Deferred royalty obligation interest expense (iv)	6,142	—
Deferred royalty obligation cumulative catch-up adjustment income (iv)	(18,288)	—
Adjusted net loss	(27,730)	(56,763)

Net loss per share, basic and diluted	(0.22)	(0.67)
Adjustment to net loss per share, basic and diluted	(0.14)	(0.07)
Adjusted net loss per share, basic and diluted	(0.36)	(0.74)
Weighted average shares outstanding, basic and diluted	76,821,726	76,721,667

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans. See note 14, “Convertible loans” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.
(iii)Effective interest expense on convertible loans relates to the increase in the value of our convertible loans in accordance with the effective interest method. See note 14, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
(iv)Deferred royalty obligation interest expense and cumulative catch-up adjustment relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections. See note 16, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
+1 917-288-7023

USA Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
+1 914-552-4625

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
+41 (0) 43 268 3231